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AB
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SEC 08028328 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 PARK AVENUE SUITE 1104
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS W. KEESEE (212) 871-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 28 2008

WILLIAM T. MCCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

Washington, DC
102

780 THIRD AVENUE STE 2805 (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/6/08

OATH OR AFFIRMATION

I, THOMAS W. KEESEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Anna Helene X. Feinsilver
Notary Public

ANNA HELENE X. FEINSILVER
Notary Public, State of New York
No. 01FE6157844
Qualified in Kings County
Commission Expires Dec. 11, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2007

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
CDK Financial Services, LLC

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC as of December 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2007, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
February 11, 2008

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

ASSETS	
Cash	$ 750,418
Restricted Cash (Note E)	280,245
Fees Receivable (Note C)	1,397,036
Total Assets	$ 2,427,699

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 686,902
Deferred Tax Liability (Note A & D)	28,935
TOTAL LIABILITIES	715,837
MEMBERS' EQUITY	1,711,862
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,427,699

The accompanying notes are an integral part of these statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
December 31, 2007

REVENUES:	
Placement Fees (Note C)	$ 6,584,126
Interest Income	64,175
Other Income (Note F)	35,000
TOTAL REVENUE	6,683,301
EXPENSES:	
Salaries	942,667
Commissions	767,851
Support Fees (Note B)	491,484
Rent	275,394
Pension Expense	13,267
Travel Expense	120,673
Other Operating Expenses	226,492
TOTAL EXPENSES	2,837,828
PROVISION FOR CITY INCOME TAX (Note D)	185,455
NET INCOME	$ 3,660,018

The accompanying notes are an integral part of these statements

CDK FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

December 31, 2007

MEMBERS' EQUITY AT THE BEGINNING OF YEAR	$6,829,361
NET INCOME	3,660,018
MEMBERS' DISTRIBUTIONS	(8,777,517)
MEMBERS' EQUITY AT END OF YEAR	$1,711,862

The accompanying notes are an integral part of these statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
December 31, 2007

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 3,660,018
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in current assets:	
Fees Receivable	5,773,006
Decrease in current liabilities:	
Accounts Payable	(187,351)
Deferred City Income Tax	(241,724)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 9,003,949
CASH FLOWS USED IN FINANCING ACTIVITIES	
Members' Distributions	(8,777,517)
NET INCREASE IN CASH	226,432
CASH AT BEGINNING OF THE YEAR	523,986
CASH AT END OF THE YEAR	$ 750,418
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for city income taxes	$ 413,129

The accompanying notes are an integral part of these statements

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances at a major banking institution. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2007, the Company's uninsured cash balances totaled $ 930,663. The Company does not believe that it has any risk with respect to its cash balances.

Receivables

Receivables are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2007, management has not provided an allowance for doubtful accounts. For the year ended December 31, 2007 approximately 86% of the receivables are from one unrelated entity and therefore represent a concentration of credit risk.

Use of Estimates
The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities for New York City income tax purposes are recognized and provide for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition
Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

NOTE B: RELATED PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2007, the Company incurred and paid $491,484 in support fees.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. During 2007 the Company's placement fees related to management fees and performance fees were $5,157,024 and $1,427,102, respectively. At December 31, 2007, placement fees related to performance fees receivable amounted to $1,397,036. For the year ended December 31, 2007, approximately 86% of the fees were earned from one unrelated entity.

NOTE D: INCOME TAXES

Although the Company pays no federal or state income taxes as a limited liability company that has elected to be treated as a partnership, it is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of four percent. As such, for the year ended December 31, 2007, the New York City income tax provision consisted of the following:

Current City Tax	$427,179
Deferred City Tax (Benefit)	(241,724)
Provision for City Income Taxes	$185,455

NOTE D: INCOME TAXES-CONTINUED

At December 31, 2007, the deferred tax liability resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS

Effective as of June 15, 2005, the Company entered into a seven year lease agreement for office space in New York City.

The following is a schedule of the Company's required minimum future annual lease obligations:

Year	Rental
2008	277,576
2009	288,252
2010	288,252
2011	288,252
2012	144,126
	$ 1,286,458

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company provided a bank issued letter of credit ("the Letter") to the landlord in the amount of $280,245. The bank's collateral for said Letter is in the form of a restricted cash balance. The Letter may be reduced by $22,242 each year at the end of the second, third and fourth lease year and by $24,021 each year at the end of the fifth and sixth year.

NOTE F: OTHER INCOME

On July 30, 2007, the regulatory functions of NASD and NYSE Group, Inc were consolidated into the Financial Industry Regulatory Authority ("FINRA"). In recognition of this implementation, each NASD member firm received a one time payment of $35,000.

NOTE G: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $589,563 which exceeded its requirement by $567,103.

CDK FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

CREDITS		
Members' equity	$	1,711,862
Discretionary Liabilities	$	350,000
Deferred Tax Liability		28,935
TOTAL CREDITS		2,090,797
DEBITS		
Nonallowable assets:		
Fee Receivables, net of compensation payable only upon collection of the fees		1,220,989
Restricted Cash		280,245
TOTAL DEBITS		1,501,234
NET CAPITAL		589,563
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness of $336,902 or $5,000		22,460
NET CAPITAL IN EXCESS OF REQUIREMENT		567,103
Ratio of aggregate indebtedness to net capital		0.57
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities net of discretionary liabilities of $350,000	$	336,902

The accompanying notes are an integral part of these statements

CDK FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER

RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Net Capital, as reported in Company's Part II-A Focus Report (unaudited)	$	390,662
Decrease in non-allowable assets related to compensation payable only upon collection of fees receivable		198,901
Net Capital, as adjusted	$	589,563

The accompanying notes are an integral part of these statements

CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
CDK Financial Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary information of CDK Financial Services, LLC ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiser... McCallum CPA PC

New York, New York
February 11, 2008

END